      Filed by Smurfit-Stone Container Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Smurfit-Stone Container Corporation

Commission File No.: 333-172432

            As previously disclosed, Smurfit-Stone Container Corporation (“Smurfit-Stone”) and Rock-Tenn Company (“RockTenn”) have entered into a definitive Agreement and Plan of Merger, which we refer to as the “merger agreement.”   Pursuant to the terms of the merger agreement, Smurfit-Stone will merge with and into Sam Acquisition, LLC, a wholly owned limited liability company subsidiary of RockTenn, which we refer to as the “merger.”

                As previously disclosed, three complaints on behalf of the same putative class of Smurfit-Stone stockholders have been filed in the Delaware Court of Chancery challenging the proposed merger.  The operative complaint names as defendants Smurfit-Stone, RockTenn, the individual members of the Smurfit-Stone board of directors, and Sam Acquisition, LLC.  Among other things, the plaintiffs allege that the consideration agreed to in the merger agreement is inadequate and unfair to Smurfit-Stone stockholders; that the February 24, 2011 preliminary joint proxy statement/prospectus contains misleading or inadequate disclosures regarding the proposed merger; that the individual defendants breached their fiduciary duties in approving the merger agreement; and that those breaches were aided and abetted by RockTenn and Sam Acquisition, LLC. The plaintiffs moved for a preliminary injunction to enjoin the stockholder vote to approve and adopt the merger agreement scheduled for May 27, 2011.  As part of the proceedings, the Delaware Court of Chancery granted Plaintiff’s motion for class certification, appointing the plaintiff and his counsel to represent a class of all record and beneficial holders of Smurfit-Stone common stock as of January 23, 2011 or their successors in interest, but excluding the named defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.  During argument in connection with the preliminary injunction sought by plaintiffs, the plaintiffs acknowledged that their claims concerning the adequacy of the disclosures in the February 24, 2011 preliminary joint proxy statement/prospectus were moot in light of subsequent disclosures made by Smurfit-Stone and RockTenn.  On May 20, 2011, the Court denied the plaintiffs’ motion for preliminary injunction, finding that the plaintiffs had failed to demonstrate a likelihood of success with respect to the merits of their claims; that the requisite showing of irreparable harm had not been made; and that the balance of the equities counseled against granting the injunction.

            Also as previously disclosed, complaints asserting similar claims on behalf of the same putative class of Smurfit-Stone stockholders have been filed in the United States District Court for the Northern District of Illinois, and in the Circuit Court for Cook County, Illinois.  These cases remain pending.

            The defendants believe that all these suits are without merit and will continue to vigorously defend against the allegations.

Additional Information and Where to Find It

In connection with the proposed transaction, RockTenn and Smurfit-Stone have made various filings with the Securities and Exchange Commission (the “SEC”), including the filing by RockTenn of a registration statement on Form S-4 that includes a joint proxy statement of RockTenn and Smurfit-Stone that also constitutes a prospectus of RockTenn.

RockTenn shareholders and Smurfit-Stone stockholders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. The final joint proxy statement/prospectus has been mailed to shareholders of RockTenn and stockholders of Smurfit-Stone on or about April 29, 2011. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov, or by contacting RockTenn Investor Relations at 678-291-7900 or Smurfit-Stone Investor Relations at 314-656-5553.

Participants in the Merger Solicitation

RockTenn, Smurfit-Stone and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information concerning RockTenn’s executive officers and directors is set forth in its definitive proxy statement filed with the SEC on December 17, 2010. Information concerning Smurfit-Stone’s executive officers and directors is set forth in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 15, 2011, as amended by Smurfit-Stone’s Annual Report on Form 10-K/A filed on March 29, 2011. Additional information regarding the interests of participants of RockTenn and Smurfit-Stone in the solicitation of proxies in respect of the transaction is included in the above-referenced registration statement on Form S-4 and joint proxy statement/prospectus. You can obtain free copies of these documents from RockTenn and Smurfit-Stone using the contact information above.